SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 200549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2007

OR

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the period from _______________ to ___________________.

Commission file number 1-6140

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time Employees

Dillard's, Inc. Investment & Employee Stock Ownership Plan for Part-Time Employees

B. Name of issuer of the securities held pursuant of the plan and the address of its principal executive office:

Dillard's, Inc.
1600 Cantrell Road
Little Rock, Arkansas 72201

REQUIRED INFORMATION

1. An audited Statement of Net Assets Available for Benefits as of December 31, 2007and December 31, 2006 for the Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time Employees, prepared in accordance with the financial reporting requirements of ERISA is attached.

2. An audited Statement of Changes in Net Assets Available for Benefits for each of the years ended December 31, 2007 and December 31, 2006 for the Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time Employees, prepared in accordance with the financial reporting requirements of ERISA is attached.

3. An audited Statement of Net Assets Available for Benefits as of December 31, 2007 and December 31, 2006 for the Dillard's, Inc. Investment & Employee Stock Ownership Plan for Part-Time Employees, prepared in accordance with the financial reporting requirements of ERISA is attached.

4. An audited Statement of Changes in Net Assets Available for Benefits for each of the years ended December 31, 2007 and December 31, 2006 for the Dillard's, Inc. Investment & Employee Stock Ownership Plan for Part-Time Employees, prepared in accordance with the financial reporting requirements of ERISA is attached.

<u>Exhibits</u>

23.1 Consent of Deloitte & Touche LLP.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time Employees
Dillard's, Inc. Investment & Employee Stock Ownership Plan for Part-Time Employees

Date: June 20, 2008

Phillip R. Watts
Secretary, Administrative Committee

Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time Employees

Plan No. 111

Financial Statements for the Years Ended December 31, 2007 and 2006, Supplemental Schedule As of December 31, 2007, and Report of Independent Registered Public Accounting Firm

DILLARD'S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN FOR FULL-TIME EMPLOYEES

TABLE OF CONTENTS

NOTE: The accompanying financial statements have been prepared for the purpose of filing with the Department of Labor's Form 5500. Supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which they are required.

Deloitte.

Deloitte & Touche LLP
JPMorgan Chase Tower
2200 Ross Avenue, Suite 1600
Dallas, TX 75201-6778
USA

Tel: +1 214 840 7000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Sponsor and Participants of
Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time Employees:

We have audited the accompanying statements of net assets available for benefits of the Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time-Employees (the "Plan") as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying Schedule H, Part IV, Line 4i - Supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 19, 2008

DILLARD'S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN FOR FULL-TIME EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS		
INVESTMENT IN MASTER TRUST (Note 5)	$405,610,986	$550,743,726
INVESTMENT – PARTICIPANT LOANS	11,077,664	10,780,856
Total investments	416,688,650	561,524,582
RECEIVABLES:		
Employer contributions	35	339,656
Participant contributions	74	353,549
Receivable from Dillard's Inc. Investment & Employee Stock Ownership Plan for Part-Time Employees	37,630,231	0
Total receivables	37,630,340	693,205
Total assets	454,318,990	562,217,787
LIABILITIES		
Excess contributions refundable	(1,156,699)	(1,629,945)
NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	453,162,291	560,587,842
Adjustment from fair value to contract value for funds invested in fully benefit-responsive investment contracts	704,489	1,275,031
NET ASSETS AVAILABLE FOR BENEFITS	$453,866,780	$561,862,873

See Notes to Financial Statements.

DILLARD'S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN FOR FULL-TIME EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
ADDITIONS:		
Net increase (decrease) in Plan assets from investment activities of the Master Trust	($139,140,658)	$125,917,030
Participant loan interest	907,754	697,609
Net investment income (loss)	(138,232,904)	126,614,639
Contributions:		
Participant	20,137,938	18,202,256
Employer	12,236,686	11,481,346
Total contributions	32,374,624	29,683,602
Net additions (deductions)	(105,858,280)	156,298,241
DEDUCTIONS:		
Distributions to participants	(41,905,688)	(65,861,330)
Deemed distributions	(218,247)	(193,355)
Corrective distributions	(1,156,699)	(1,629,945)
Total deductions	(43,280,634)	(67,684,630)
Net increase (decrease) in net assets available for benefits	(149,138,914)	88,613,611
Net transfers from Dillard's, Inc. Investment & Employee Stock Ownership Plan for Part-Time Employees	3,512,590	2,914,052
Transfer from Dillard's, Inc. Investment & Employee Stock Ownership Plan for Part-Time Employees due to merger	37,630,231	0
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	561,862,873	470,335,210
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$453,866,780	$561,862,873

See Notes to Financial Statements.

1. DESCRIPTION OF PLAN

The following description of the Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time Employees (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan covering salaried and certain hourly employees of Dillard's, Inc. and participating subsidiaries (collectively, the "Company" or "Plan Sponsor") upon employment, if the employee's base hourly rate is equal to or greater than an established rate as of the beginning of the Plan year ($8.80 as of both January 1, 2007 and 2006) and the employee is not covered by a collective bargaining agreement. The Plan was established under Section 401(a) of the Internal Revenue Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Effective January 1, 2005, the Plan was amended and restated to incorporate various amendments made throughout the years and to conform to current regulations as required.

The PAYSOP/PROF Share Accounts, Basic Pre-Tax and After-Tax Accounts, Voluntary Pre-Tax Accounts, Post-2000 Dividend accounts and all Employer Match (other than the Mercantile Match Account) and Stock Bonus Accounts are intended to constitute an employee stock ownership plan ("ESOP") as described in Section 4975 of the Internal Revenue Code. All other accounts are non-ESOP Accounts.

Effective January 1, 2007, the Plan was amended to comply with the Pension Protection Act of 2006 ("PPA"). In accordance with PPA, the Plan was amended to allow participants to diversify all of their employee contributions and earnings thereon. Participants that meet certain service requirements are allowed to diversify a portion of their employer matching contributions and earnings thereon. Participants that meet certain age and service requirements are allowed to diversify all of their employer matching contributions and earnings thereon. In February 2007, the mutual fund investments in the Plan were moved into Institutional Share classes where such share class was available. This share class typically carries a lower expense ratio thereby lowering the cost to the participant.

Plan Merger – The Plan Sponsor for the Plan elected to merge the assets of the Dillard's Inc. Investment & Employee Stock Ownership Plan for Part-Time Employees into the Plan effective as of the end of the 2007 plan year. Therefore, the 2007 statement of net assets includes a receivable for the total of the participant accounts of the Dillard's Inc. Investment & Employee Stock Ownership Plan for Part-Time Employees.

Contributions - Participants in the Plan may elect to contribute on a pretax basis a minimum of 1% to a maximum of 20% of their compensation (in increments of one percentage point) to statutory maximums. Plan contributions include the following:

Basic Salary Deferral Contributions – Participants may elect to make Basic Salary Deferral Contributions, which are salary deferral contributions that participants invest in Dillard's, Inc. common stock, of up to five percent of participants' compensation. For each participant age 21 or older with at least 1,000 hours of service within twelve months or any calendar year thereafter, Basic Salary Deferral Contributions are 100 percent matched by the Company. Company matching contributions are also invested in Dillard's, Inc. common stock.

Voluntary Salary Deferral Contributions – Participants may elect to make Voluntary Salary Deferral Contributions, which are salary deferral contributions that participants direct to be invested in various investment options. Participants are not required to make Basic Salary Deferral Contributions before they can make a Voluntary Salary Deferral Contribution. The Company does not match Voluntary Salary Deferral Contributions. Eligible employees may make Voluntary Salary Deferral Contributions as soon as administratively feasible without meeting any age or service requirements.

Catch-Up Contributions – Participants may defer an additional 20% of compensation as Catch-Up Contributions. Catch-Up Contributions may only be made by participants who are age 50 or older by the end of the Plan year and may not exceed the maximum statutory limit. Catch-Up Contributions are characterized as Voluntary Salary Deferral Contributions and the Company does not match Voluntary Salary Deferral Contributions.

Basic After-Tax and Voluntary After-Tax Contributions – If Voluntary Salary Deferral Contributions and/or Basic Salary Deferral Contributions exceed the maximum pre-tax contributions statutory dollar limit, then Voluntary and Basic contributions will continue for the rest of the plan year on an after-tax basis as Voluntary and Basic After-Tax Contributions. If Basic Salary Deferral Contributions are being made, participants will continue to receive matching contributions on their Basic After-Tax Contributions.

Rollover Contributions – Eligible employees may make Rollover Contributions to the Plan of funds distributed to them from another qualified retirement plan or from an IRA.

Investment Options – Participants may direct the investment of both Voluntary pretax and after-tax contributions and rollover contributions into a variety of investments offered under the Plan. The following funds were the investment options available in the Plan during both the 2007 and 2006 plan years: Dillard's, Inc. Common Stock Fund, Merrill Lynch Equity Index Fund, and Merrill Lynch Retirement Preservation Trust. Until June 20, 2007, the following funds were investment options available under the Plan: Oppenheimer International Growth Fund, PIMCO Total Return Bond Fund, BlackRock Aurora Fund, MFS Total Return Fund, Alger Midcap Growth Institutional Fund, American Funds AMCAP Fund, American Funds Washington Mutual Fund, Lord Abbett Mid-cap Value Fund, Managers Special Equity Fund, BlackRock U.S. Government Fund, and the Templeton Foreign Fund. On September 30, 2006, BlackRock Basic Value Fund took the place of the Merrill Lynch Basic Value Fund and on October 13, 2006, BlackRock U.S. Government Fund took the place of the Merrill Lynch U.S. Government Mortgage Fund.

On June 20, 2007, PIMCO Real Return Fund was added as an investment option and the following mapping occurred: BlackRock U.S. Government Fund mapped to PIMCO Total Return Fund; American Funds Washington Mutual Fund and BlackRock Basic Value Fund mapped to Van Kampen Growth & Income Fund, American Funds AMCAP Fund and MFS Massachusetts Investors Growth Stock Fund mapped to American Funds Growth Fund of America, Lord Abbett Mid-cap Value Fund mapped to Columbia Mid Cap Value Fund, Alger Midcap Growth Institutional Fund mapped to Van Kampen Mid Cap Growth Fund, BlackRock Aurora Fund mapped to Goldman Sachs Small Cap Value Fund, Managers Special Equity Fund mapped to Alger Small Cap Growth Fund, Templeton Foreign Fund mapped to Alliance Bernstein International Value Fund, Oppenheimer International Growth Fund mapped to American Funds EuroPacific Growth Fund, and MFS Total Return Fund mapped to Goal Manager Moderate Model Portfolio. Goal Manager Model Portfolios are a series of risk-based asset allocation models comprised of certain allocations to each of the investment funds available in the Plan with the exception of Dillard's, Inc. Common Stock

Fund, which is not included in any Goal Manager Portfolio. These model portfolios are targeted to different types of investors based on risk tolerance, return objectives and time horizon.

If contributions are not directed among the available investment options offered by the Plan, then the contributions are automatically invested in the Merrill Lynch Retirement Preservation Trust.

Participant Accounts - Each participant's account is credited with the participant's contributions and with an allocation of the Company's contribution and Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings, account balances, or allocated pro rata per number of accounts depending on the type of income or expense. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested portion of their accounts.

Vesting - Participants are immediately vested in their Basic Pre-Tax Accounts, Basic After-Tax Accounts, Voluntary Pre-Tax Accounts, Voluntary After-Tax Accounts, Post 2000 Dividend Account, PAYSOP/PROF Share Account, Rollover Account and Mercantile Pre-Tax Account plus earnings thereon. Vesting in the Company's contribution portion of the Participants' accounts plus earnings thereon is based on years of service. Matching contributions made after December 31, 2001 to the Employer Match Account vest according to a graduated schedule. These matching contributions vest at a rate of 20% per year of service for vesting, beginning after 2 years of service, with 100% vesting after a participant completes 6 or more years of service. The Employer Match 1990-2001 Account, Employer Match Pre-1990 Account and Employer Stock Bonus Account become 100% vested after a participant completes five or more years of service. The Mercantile Match Account vests at the rate of 20% per year of service for vesting, beginning after 3 years of service with 100% vesting after a Participant completes 7 or more years of service for vesting. Nonvested balances are forfeited upon termination of service and are used to restore previous forfeitures from accounts of rehired Participants, used to pay Plan fees and expenses, and to reduce the amount of the Company's future contributions to the Plan.

Forfeitures - Forfeitures of terminated participants' non-vested accounts could be used by the Plan to reduce future employer contributions. During the years ended December 31, 2007 and 2006, the amount of forfeitures utilized to reduce employer contributions were $241,911 and $0, respectively.

Payment of Benefits – Upon termination of service, a participant may receive a lump-sum payment of their Voluntary, Basic, and Rollover contributions plus the earnings thereon. The vested portion of the Company matching contributions plus the earnings thereon are available for lump sum payment the earlier of the five-year anniversary of termination or upon reaching the normal retirement age of 65. Notwithstanding the foregoing, if the Participant's total vested account balances exceed $1,000 but are not more than $5,000, the Participant's total vested account balances may be distributed as soon as administratively feasible after the date upon which all distribution elections have been completed. If the Participant's total vested account balances is $1,000 or less, the Participant's total vested account balances will be distributed without the Participant's consent. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $269,233 and $783,284 at December 31, 2007 and 2006, respectively.

Withdrawals Prior to Termination – At any time a participant may withdraw all or a portion of their Voluntary After-Tax Account, Match Account related to match contributions made by Mercantile Company and certain Employee Rollover Accounts, as defined by the Plan. Upon attainment of age 59 ½ a participant may withdraw all or a portion of the balances of their Prior Plan Employee Pre-Tax Account and any Employee Rollover Accounts. Upon attainment of age 70 ½, a participant may withdraw all of their vested accounts.

Administrative Expenses – Substantially all administrative costs are borne by the Plan and are included within activity of the master trust.

Plan Termination – Although the Company has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their accounts.

Participant Loans – In cases of immediate and heavy financial hardship, participants may borrow from their vested account balance a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers between the investment fund(s) and the loan fund. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with prevailing interest rates charged by persons in the business of lending money for loans, which would be made under similar circumstances. Principal and interest is paid ratably over the length of the loan through weekly payroll deductions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates - The preparation of the Plan's financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets for the period. Actual results could differ from those estimates.

Concentration of Credit Risk - The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the statements of net assets available for benefits.

Investment Valuation - The Plan's investments are held by Merrill Lynch Bank and Trust Company, FSB (the "Trustee") and consist of investments in Dillard's, Inc. common stock, mutual funds, common collective trust funds, and participant loans. Investments in the Dillard's stock, mutual funds and common collective trust funds are presented at fair value, which is determined to be the quoted market price for Dillard's stock, the net asset value of the mutual funds and common collective trust fund values estimated based on the market value of the underlying securities. The fair value of the common collective trust funds with underlying investments in benefit-responsive investment contracts is estimated based on the fair value of the underlying investments and then adjusted by the issuer to contract value. The statements of net assets available for benefits present the common collective trust fund with underlying investments in investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis. Individual participant accounts invested in the common collective trust funds are maintained on a unit value basis. Participants do not have a beneficial ownership in specific underlying securities or other assets in the various funds, but have an interest therein represented by units valued as of the last business day of the period. The funds' earnings, such as dividends and interest, are automatically reinvested in additional units. Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants' accounts are charged or credited with the number of units properly attributable to each participant. Participant loans are valued at cost, which approximates fair value.

The Retirement Preservation Trust (RPT) is a trust for the collective investment of assets of qualified plans. The fund may invest in insurance investment contracts, money market funds and debt securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

The average yield earned by the RPT based on actual earnings was approximately 5.50% and 5.57% at December 31, 2007 and 2006, respectively. The average yield earned by the RPT with an adjustment to reflect the actual interest rate credited to participants was approximately 5.12% and 4.95% at December 31, 2007 and 2006, respectively.

Purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits – Benefits are recorded when paid.

Recently Issued Accounting Pronouncements – In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, Fair Value Measurements ("SFAS 157"). This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having concluded in those other accounting pronouncements that fair value is the relevant measurement attribute. This statement is effective for financial assets and liabilities in financial statements issued for fiscal years beginning after November 15, 2007. Plan management does not expect the adoption of SFAS 157 to have a material impact on the Plan's financial statements.

3. RELATED PARTY TRANSACTIONS

Certain plan investments such as the common collective trust funds and shares of mutual funds are managed by Merrill Lynch affiliates, Merrill Lynch Bank USA, Fund Asset Management, L.P., and Merrill Lynch Investment Managers, L.P. Merrill Lynch Retirement Services Group performs record keeping responsibilities for the Plan, and Merrill Lynch Bank and Trust Company, FSB is the Plan trustee.

In April 2007, the Administrative Committee ("the Committee") of the Plan, through Merrill Lynch's MenuAdvisor service, retained an independent investment advisor, The Newport Group, to (1) recommend mutual funds to be included in the Plan's investment menu, (2) monitor the performance of those funds against certain pre-determined standards, and (3) recommend the removal of funds from the investment menu and the replacement of these funds by alternative funds, if the advisor determines that the funds to be removed are not performing in accordance with the pre-determined standards. Effective June 20, 2007, the new investment menu recommended by The Newport Group became the mutual fund options of the Plan.

4. TAX STATUS

The Plan obtained its latest determination letter on September 5, 2003, in which the Internal Revenue Service stated that, the Plan and related Trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore were qualified and exempt from tax. The Plan has been amended since receiving the determination letter; however, the Plan administrator believes that the Plan and related Trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. On January 31, 2007, Dillard's, Inc. filed for a new determination letter for the Plan with the Internal Revenue Service, and no response has been received from the Internal Revenue Service as of the filing of this report.

5. MASTER TRUST FINANCIAL INFORMATION

The Plan participates in a trust ("Master Trust") which holds substantially all of the investment assets of the Plan and of the Dillard's, Inc. Investment & Employee Stock Ownership Plan for Part-Time Employees for the investment and administrative purposes of these plans. Use of the Master Trust permits the commingling of the Plan's assets with the assets of the Dillard's, Inc. Investment & Employee Stock Ownership Plan for Part-Time Employees for investment and administrative purposes. Although assets of both plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating net gain or loss of the investment account to the participating plans based on the investment of the account balances of the respective plan's participants.

Information about the net assets and the significant components of the changes in net assets relating to the Master Trust non-participant directed investments is as follows:

	Years Ended December 31,	
	2007	**2006**
Net assets:		
Dillard's, Inc. common stock	$120,757,551	$233,433,939
Change in net assets:		
Net appreciation (depreciation)	($101,841,645)	$67,730,761
Dividends	1,017,054	1,067,601
Contributions	13,517,237	12,279,091
Benefits paid to participants	(9,821,332)	(12,083,232)
Transfers to participant directed investments	(15,505,084)	(1,843,126)
Forfeitures	(151,507)	(144,241)
Administrative expenses	(27,080)	(48,820)
Other	135,969	119,279
Increase (decrease) in non-participant directed investments	($112,676,388)	$67,077,313

At December 31, 2007 and 2006, the net assets and investment activities of the Master Trust are as follows:

Net Assets in Master Trust

	2007	2006
Investments at fair value as determined by quoted market price –		
Stocks:		
Dillard's, Inc. Class A common stock	$79,462,547	$175,964,196
Dillard's, Inc. Class A common stock *	120,757,551	233,433,939
Mutual Funds:		
Alger MidCap Growth Institutional Fund	0	2,363,478
Alger SmallCap Growth Fund	3,523,642	0
Alliance Bernstein International Value Fund	11,294,132	0
American Funds AMCAP Fund	229	7,206,487
American Funds Washington Mutual Fund	0	5,250,758
American Funds EuroPacific Growth Fund	16,246,194	0
American Funds Growth Fund of America	57,566,054	0
BlackRock Aurora Fund	193	4,522,968
BlackRock Basic Value Fund	0	5,437,093
BlackRock U.S. Government Fund	0	1,850,404
Columbia Mid-Cap Value Fund	8,056,296	0
Goldman Sachs Small Cap Value Fund	6,301,532	0
Lord Abbett Mid-cap Value Fund	0	3,327,867
MFS Massachusetts Investors Growth Stock Fund	0	44,865,265
MFS Total Return Fund	0	21,942,693
Managers Special Equity Fund	0	2,923,824
Oppenheimer International Growth Fund	0	5,462,005
PIMCO Real Return Fund	5,614,136	0
PIMCO Total Return Bond Fund	16,289,445	8,768,984
Templeton Foreign Fund	0	4,788,260
Van Kampen Growth & Income Fund	19,559,532	0
Van Kampen Mid Cap Growth Fund	6,337,983	0
Investments at estimated fair value –		
Common Collective Trust Funds:		
Merrill Lynch Retirement Preservation Trust	84,938,832	74,063,962
Merrill Lynch Equity Index Fund	5,623,252	3,914,159
Total investments at estimated fair value	441,571,550	606,086,342
Receivables:		
Accrued interest & dividends	607,941	718,598
Pending settlement	120,754	22,814
Total receivables	728,695	741,412
Cash	301,967	819,436
Net assets in Master Trust, at fair value	442,602,212	607,647,190
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	787,035	1,406,698
Net assets in Master Trust, at contract value	$443,389,247	$609,053,888
Plan's interest in Master Trust net assets, at fair value	$405,610,986	$550,743,726
Plan's percentage interest in Master Trust net assets at fair value	92%	91%

*Non-participant directed investment

Master Trust Investment Activities

	Years Ended December 31, 2007	2006
Investment income:		
Interest	$69,763	$42,951
Dividends	16,858,587	10,964,135
Net change in market value of Dillard's, Inc. common stock	(167,552,555)	119,984,035
Net investment income from common collective trust funds	248,399	648,430
Net investment income from registered investment companies	913,139	6,064,781
	($149,462,667)	$137,704,332
Administrative expenses	(288,086)	(389,163)
Other	(5,520)	(11,462)
	(293,606)	(400,625)
Net increase (decrease) in Master Trust net assets derived from investment activities	($149,756,273)	$137,303,707
Plan's interest in Master Trust investment activities	($139,140,658)	$125,917,030

6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the amounts reflected in the Form 5500 as of December 31, 2007 and 2006:

	2007	2006
Net assets available for benefits per the financial statements	$453,866,780	$561,862,873
Adjustment from contract value to fair value for funds invested in fully benefit-responsive investment contracts	(704,489)	(1,275,031)
Net assets available for benefits per the Form 5500	$453,162,291	$560,587,842

The following is a reconciliation of the net decrease in assets per the financial statements to the amounts reflected in the Form 5500 for the year ended December 31, 2007:

	2007
Net decrease in assets per the financial statements	($149,138,914)
Adjustment from contract value to fair value for funds invested in fully benefit-responsive investment contracts	(704,489)
Net income (loss) per Form 5500	($149,843,403)

7. SUBSEQUENT EVENTS

In November 2007, the Plan Sponsor approved significant changes to the Plan effective January 1, 2008. The changes include an automatic enrollment feature, vesting under a two year "cliff vesting" schedule, and a new Company match formula. Under this new formula, employees who are eligible to receive Company matching contributions will be matched 100% on the first 1% of a participant's eligible earnings contributed to the Plan and 50% on the next 5% of a participant's eligible earnings contributed to the Plan, for a maximum 3½% Company contribution. Participants may now contribute up to 75% (in increments of one percentage point) of their eligible earnings, not to exceed statutory maximums.

* * * * * *

DILLARD'S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN FOR FULL-TIME EMPLOYEES

SCHEDULE H, PART IV, LINE 4i –
SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007

Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current value
*Participant loans with interest rates of 5.0% to 10.50% and maturity dates from January 2, 2008 to November 22, 2017.	$11,077,664

See accompanying report of independent registered public accounting firm.

*Party-in-interest.

Dillard's, Inc. Investment & Employee Stock Ownership Plan for Part-Time Employees

Plan No. 113

Financial Statements for the Years Ended December 31, 2007 (Date of Merger) and 2006, Supplemental Schedule As of December 31, 2007 (Date of Merger), and Independent Auditors' Report

DILLARD'S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN FOR PART-TIME EMPLOYEES

TABLE OF CONTENTS

NOTE: The accompanying financial statements have been prepared for the purpose of filing with the Department of Labor's Form 5500. Supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which they are required.

Deloitte.

Deloitte & Touche LLP
JPMorgan Chase Tower
2200 Ross Avenue, Suite 1600
Dallas, TX 75201-6778
USA

Tel: +1 214 840 7000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Plan Sponsor and Participants of
Dillard's, Inc. Investment & Employee Stock Ownership Plan for Part-Time Employees:

We have audited the accompanying statements of net assets available for benefits of the Dillard's, Inc. Investment & Employee Stock Ownership Plan for Part-Time Employees (the "Plan") as of December 31, 2007 (Date of Merger) and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 (Date of Merger) and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying Schedule H, Part IV, Line 4i - Supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 19, 2008

DILLARD'S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN FOR PART-TIME EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2007 (Date of Merger) AND 2006

	2007	2006
ASSETS		
INVESTMENT IN MASTER TRUST (Note 5)	$36,991,229	$56,903,464
INVESTMENT – PARTICIPANT LOANS	556,456	803,252
Total investments	37,547,685	57,706,716
RECEIVABLES:		
Employer contributions	0	17,400
Participant contributions	0	33,016
Total receivables	0	50,416
Total Assets, at fair value	37,547,685	57,757,132
Adjustment from fair value to contract value for funds invested in fully benefit-responsive investment contracts	82,546	131,667
Total assets, at contract value	37,630,231	57,888,799
LIABILITIES		
Payable to Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time Employees due to merger	(37,630,231)	0
NET ASSETS AVAILABLE FOR BENEFITS	$0	$57,888,799

See Notes to Financial Statements.

DILLARD'S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN FOR PART-TIME EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEARS ENDED DECEMBER 31, 2007 (Date of Merger) AND 2006

	2007	2006
ADDITIONS:		
Net increase (decrease) in Plan assets from investment activities of the Master Trust	($10,615,615)	$11,386,677
Participant loan interest	50,276	53,252
Net investment income (loss)	(10,565,339)	11,439,929
Contributions:		
Participant	1,375,108	1,776,630
Employer	687,178	923,487
Total contributions	2,062,286	2,700,117
Net additions	(8,503,053)	14,140,046
DEDUCTIONS:		
Distributions to participants	(8,197,627)	(6,384,399)
Deemed distributions	(45,298)	(35,925)
Total deductions	(8,242,925)	(6,420,324)
Net increase (decrease) in net assets available for benefits	(16,745,978)	7,719,722
Net transfers to Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time Employees	(3,512,590)	(2,914,052)
Transfer to Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time Employees due to merger	(37,630,231)	0
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	57,888,799	53,083,129
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$0	$57,888,799

See Notes to Financial Statements.

1. DESCRIPTION OF PLAN

The following description of the Dillard's, Inc. Investment & Employee Stock Ownership Plan for Part-Time Employees (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General - The Plan was a defined contribution plan covering employees of Dillard's, Inc. and participating subsidiaries (collectively, the "Company" or "Plan Sponsor") upon employment, if the employee's base hourly rate was less than an established rate as of the beginning of the Plan year ($8.80 as of both January 1, 2007 and 2006) and the employee was not covered by a collective bargaining agreement. The Plan was established under Section 401(a) of the Internal Revenue Code and was subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Effective January 1, 2005, the Plan was amended and restated to incorporate various amendments made throughout the years and to conform to current regulations as required.

The PAYSOP/PROF Share Accounts, Basic Pre-Tax and After-Tax Accounts, Voluntary Pre-Tax Accounts, Post-2000 Dividend accounts and all Employer Match (other than the Mercantile Match Account) and Stock Bonus Accounts were intended to constitute an employee stock ownership plan ("ESOP") as described in Section 4975 of the Internal Revenue Code. All other accounts were non-ESOP Accounts.

Effective January 1, 2007, the Plan was amended to comply with the Pension Protection Act of 2006 ("PPA"). In accordance with PPA, the Plan was amended to allow participants to diversify all of their employee contributions and earnings thereon. Participants that met certain service requirements were allowed to diversify a portion of their employer matching contributions and earnings thereon. Participants that met certain age and service requirements were allowed to diversify all of their employer matching contributions and earnings thereon. In February 2007, the mutual fund investments in the Plan were moved into Institutional Share classes where such share class was available. This share class typically carried a lower expense ratio thereby lowering the cost to the participant.

Plan Merger - The Plan Sponsor for the Plan elected to merge the assets of the Plan into the Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time Employees (the "Full-Time Plan") effective as of the end of the 2007 plan year. Therefore, the 2007 statement of net assets included a payable for the total of the participant accounts of the Plan to the Full-Time Plan.

Contributions - Participants in the Plan were allowed to have elected to contribute on a pretax basis a minimum of 1% to a maximum of 20% of their compensation (in increments of one percentage point) to statutory maximums. Plan contributions included the following:

Basic Salary Deferral Contributions – Participants were allowed to elect to make Basic Salary Deferral Contributions, which were salary deferral contributions that participants invested in Dillard's, Inc. common stock, of up to five percent of participants' compensation. For each participant age 21 or older with at least 1,000 hours of service within twelve months or any calendar year thereafter, Basic Salary Deferral Contributions were 100 percent matched by the Company. Company matching contributions were also invested in Dillard's, Inc. common stock.

Voluntary Salary Deferral Contributions – Participants were allowed to elect to make Voluntary Salary Deferral Contributions, which were salary deferral contributions that participants directed to be invested in various investment options. Participants were not required to make Basic Salary Deferral Contributions before they could make a Voluntary Salary Deferral Contribution. The Company did not match Voluntary Salary Deferral Contributions. Eligible employees were allowed to make Voluntary Salary Deferral Contributions as soon as administratively feasible without meeting any age or service requirements.

Catch-Up Contributions – Participants were allowed to defer an additional 20% of compensation as Catch-Up Contributions. Catch-Up Contributions could only be made by participants who were age 50 or older by the end of the Plan year and could not exceed the maximum statutory limit. Catch-Up Contributions were characterized as Voluntary Salary Deferral Contributions and the Company did not match Voluntary Salary Deferral Contributions.

Basic After-Tax and Voluntary After-Tax Contributions – If Voluntary Salary Deferral Contributions and/or Basic Salary Deferral Contributions exceeded the maximum pre-tax contributions statutory dollar limit, then Voluntary and Basic contributions would have continued for the rest of the plan year on an after-tax basis as Voluntary and Basic After-Tax Contributions. If Basic Salary Deferral Contributions were being made, participants would have continued to receive matching contributions on their Basic After-Tax Contributions.

Rollover Contributions – Eligible employees were allowed to make Rollover Contributions to the Plan of funds distributed to them from another qualified retirement plan or from an IRA.

Investment Options – Participants were allowed to direct the investment of both Voluntary pretax and after-tax contributions and rollover contributions into a variety of investments offered under the Plan. The following funds were the investment options available in the Plan during both the 2007 and 2006 plan years: Dillard's, Inc. Common Stock Fund, Merrill Lynch Equity Index Fund, and Merrill Lynch Retirement Preservation Trust. Until June 20, 2007, the following funds were investment options available under the Plan: Oppenheimer International Growth Fund, PIMCO Total Return Bond Fund, BlackRock Aurora Fund, MFS Total Return Fund, Alger Midcap Growth Institutional Fund, American Funds AMCAP Fund, American Funds Washington Mutual Fund, Lord Abbett Mid-cap Value Fund, Managers Special Equity Fund, BlackRock U.S. Government Fund, and the Templeton Foreign Fund. On September 30, 2006, BlackRock Basic Value Fund took the place of the Merrill Lynch Basic Value Fund and on October 13, 2006, BlackRock U.S. Government Fund took the place of the Merrill Lynch U.S. Government Mortgage Fund.

On June 20, 2007, PIMCO Real Return Fund was added as an investment option and the following mapping occurred: BlackRock U.S. Government Fund mapped to PIMCO Total Return Fund; American Funds Washington Mutual Fund and BlackRock Basic Value Fund mapped to Van Kampen Growth & Income Fund, American Funds AMCAP Fund and MFS Massachusetts Investors Growth Stock Fund mapped to American Funds Growth Fund of America, Lord Abbett Mid-cap Value Fund mapped to Columbia Mid Cap Value Fund, Alger Midcap Growth Institutional Fund mapped to Van Kampen Mid Cap Growth Fund, BlackRock Aurora Fund mapped to Goldman Sachs Small Cap Value Fund, Managers Special Equity Fund mapped to Alger Small Cap Growth Fund, Templeton Foreign Fund mapped to Alliance Bernstein International Value Fund, Oppenheimer International Growth Fund mapped to American Funds EuroPacific Growth Fund, and MFS Total Return Fund mapped to Goal Manager Moderate Model Portfolio. Goal Manager Model Portfolios are a series of risk-based asset allocation models comprised of certain allocations to each of the investment funds available in the Plan with the exception of Dillard's, Inc. Common Stock Fund, which is not included in any Goal Manager Portfolio. These model portfolios are targeted to different types of investors based on risk tolerance, return objectives and time horizon.

If contributions were not directed among the available investment options offered by the Plan, then the contributions were automatically invested in the Merrill Lynch Retirement Preservation Trust.

Participant Accounts - Each participant's account was credited with the participant's contributions and with an allocation of the Company's contribution and Plan earnings, and was charged with an allocation of administrative expenses. Allocations were based on participant earnings, account balances, or allocated pro rata per number of accounts depending on the type of income or expense. The benefit to which a participant was entitled was the benefit that could be provided from the participant's vested portion of their accounts.

Vesting - Participants were immediately vested in their Basic Pre-Tax Accounts, Basic After-Tax Accounts, Voluntary Pre-Tax Accounts, Voluntary After-Tax Accounts, Post 2000 Dividend Account, PAYSOP/PROF Share Account, Rollover Account and Mercantile Pre-Tax Account plus earnings thereon. Vesting in the Company's contribution portion of the Participants' accounts plus earnings thereon was based on years of service. Matching contributions made after December 31, 2001 to the Employer Match Account vested according to a graduated schedule. These matching contributions vested at a rate of 20% per year of service for vesting, beginning after 2 years of service, with 100% vesting after a participant had completed 6 or more years of service. The Employer Match 1990-2001 Account, Employer Match Pre-1990 Account and Employer Stock Bonus Account became 100% vested after a participant completed five or more years of service. The Mercantile Match Account vested at the rate of 20% per year of service for vesting, beginning after 3 years of service with 100% vesting after a Participant completed 7 or more years of service for vesting. Nonvested balances were forfeited upon termination of service and were used to restore previous forfeitures from accounts of rehired Participants, used to pay Plan fees and expenses, and to reduce the amount of the Company's future contributions to the Plan.

Payment of Benefits – Upon termination of service, a participant may have received a lump-sum payment of their Voluntary, Basic, and Rollover contributions plus the earnings thereon. The vested portion of the Company matching contributions plus the earnings thereon was available for lump-sum payment the earlier of the five-year anniversary of termination or upon reaching the normal retirement age of 65. Notwithstanding the foregoing, if the Participant's total vested account balances exceeded $1,000 but were not more than $5,000, the Participant's total vested account balances were distributed as soon as administratively feasible after the date upon which all distribution elections were completed. If the Participant's total vested account balances were $1,000 or less, the Participant's total vested account balances were distributed without the Participant's consent. Amounts allocated to accounts of persons who had elected to withdraw from the Plan but had not yet been paid were $48,100 and $46,698 at December 31, 2007 and 2006, respectively. The amounts payable as of December 31, 2007 were paid by the Full-Time Plan after year end.

Withdrawals Prior to Termination – At any time a participant was permitted to have withdrawn all or a portion of their Voluntary After-Tax Account, Match Account related to match contributions made by Mercantile Company and certain Employee Rollover Accounts, as defined by the Plan. Upon attainment of age 59 ½ a participant was permitted to have withdrawn all or a portion of the balances of their Prior Plan Employee Pre-Tax Account and any Employee Rollover Accounts. Upon attainment of age 70 ½, a participant was permitted to have withdrawn all of their vested accounts.

Administrative Expenses – Substantially all administrative costs were borne by the Plan and were included within activity of the master trust.

Plan Termination – Although the Company had not expressed an intention to do so, the Company had the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants became 100% vested in their accounts.

Participant Loans – In cases of immediate and heavy financial hardship, participants were permitted to borrow from their vested account balance a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan transactions were treated as transfers between the investment fund(s) and the loan fund. Loan terms ranged from one to five years or up to ten years for the purchase of a primary residence. The loans were secured by the balance in the participant's account and did bear interest at a rate commensurate with prevailing interest rates charged by persons in the business of lending money for loans, which would have been made under similar circumstances. Principal and interest was paid ratably over the length of the loan through weekly payroll deductions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan were prepared under the accrual method of accounting.

Use of Estimates - The preparation of the Plan's financial statements, in conformity with accounting principles generally accepted in the United States of America, required management to make estimates and assumptions that affected the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets for the period. Actual results could differ from those estimates.

Concentration of Credit Risk - The Plan utilized various investment instruments. Investment securities, in general, were exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it was reasonably possible that changes in the values of investment securities could occur in the near term and that such change could materially affect the amounts reported in the statements of net assets available for benefits.

Investment Valuation - The Plan's investments were held by Merrill Lynch Trust Company, FSB (the "Trustee") and consisted of investments in Dillard's, Inc. common stock, mutual funds, common collective trust funds, and participant loans. Investments in Dillard's stock, mutual funds and common collective trust funds were presented at fair value, which was determined to be the quoted market price for Dillard's stock, the net asset value of the mutual funds and common collective trust fund values estimated based on the market value of the underlying securities. The fair value of the common collective trust funds with underlying investments in benefit-responsive investment contracts was estimated based on the fair value of the underlying investments and then adjusted by the issuer to contract value. The statements of net assets available for benefits present the common collective trust fund with underlying investments in investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits was presented on a contract value basis. Individual participant accounts invested in the common collective trust funds were maintained on a unit value basis. Participants did not have a beneficial ownership in specific underlying securities or other assets in the various funds, but had an interest therein represented by units valued as of the last business day of the period. The funds' earnings, such as dividends and interest, were automatically reinvested in additional units. Generally, contributions to and withdrawal payments from each fund were converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants' accounts were charged or credited with the number of units properly attributable to each participant. Participant loans were valued at cost, which approximates fair value.

The Retirement Preservation Trust (RPT) was a trust for the collective investment of assets of qualified plans. The fund may have invested in insurance investment contracts, money market funds and debt securities. Participants may have ordinarily directed the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represented contributions made to the fund, plus earnings, less participant withdrawals.

The average yield earned by the RPT based on actual earnings was approximately 5.50% and 5.57% at December 31, 2007 and 2006, respectively. The average yield earned by the RPT with an adjustment to reflect the actual interest rate credited to participants was approximately 5.12% and 4.95% at December 31, 2007 and 2006, respectively.

Purchases and sales were recorded on a trade-date basis. Interest income was recorded on the accrual basis. Dividends were recorded on the ex-dividend date.

Payment of Benefits – Benefits were recorded when paid.

3. RELATED PARTY TRANSACTIONS

Certain plan investments such as the common collective trust fund and shares of mutual funds were managed by Merrill Lynch affiliates, Merrill Lynch Bank USA, Fund Asset Management, L.P., and Merrill Lynch Investment Managers, L.P. Merrill Lynch Retirement Services Group performs record keeping responsibilities for the Plan, and Merrill Lynch Bank and Trust Company was the Plan trustee.

In April 2007, the Administrative Committee ("the Committee") of the Plan, through Merrill Lynch's MenuAdvisor service, retained an independent investment advisor, The Newport Group, to (1) recommend mutual funds to be included in the Plan's investment menu, (2) monitor the performance of those funds against certain pre-determined standards, and (3) recommend the removal of funds from the investment menu and the replacement of these funds by alternative funds, if the advisor determines that the funds to be removed are not performing in accordance with the pre-determined standards. Effective June 20, 2007, the new investment menu recommended by The Newport Group became the mutual fund options of the Plan.

4. TAX STATUS

The Plan obtained its latest determination letter on September 5, 2003, in which the Internal Revenue Service stated that, the Plan and related Trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore were qualified and exempt from tax. The Plan has been amended since receiving the determination letter; however, the Plan administrator believes that the Plan and related Trust were currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. On January 31, 2007, Dillard's, Inc. filed for a new determination letter for the Plan with the Internal Revenue Service, and no response had been received from the Internal Revenue Service as of the filing of this report.

5. MASTER TRUST FINANCIAL INFORMATION

The Plan participated in a trust ("Master Trust") which held substantially all of the investment assets of the Plan and of the Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time Employees for the investment and administrative purposes of these plans. Use of the Master Trust permits the commingling of the Plan's assets with the assets of the Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time Employees for investment and administrative purposes. Although assets of both plans were commingled in the Master Trust, the Trustee maintained supporting records for the purpose of allocating net gain or loss of the investment account to the participating plans based on the investment of the account balances of the respective plan's participants.

Information about the net assets and the significant components of the changes in net assets relating to the Master Trust non-participant directed investments was as follows:

	Years Ended December 31, 2007	2006
Net assets:		
Dillard's, Inc. common stock	$120,757,551	$233,433,939
Change in net assets:		
Net appreciation (depreciation)	($101,841,645)	$67,730,761
Dividends	1,017,054	1,067,601
Contributions	13,517,237	12,279,091
Benefits paid to participants	(9,821,332)	(12,083,232)
Transfers to participant directed investments	(15,505,084)	(1,843,126)
Forfeitures	(151,507)	(144,241)
Administrative expenses	(27,080)	(48,820)
Other	135,969	119,279
Increase (decrease) in non-participant directed investments	($112,676,388)	$67,077,313

At December 31, 2007 and 2006, the net assets and investment activities of the Master Trust were as follows:

Net Assets in Master Trust

	2007	2006
Investments at fair value as determined by quoted market price –		
Stocks:		
Dillard's, Inc. Class A common stock	$79,462,547	$175,964,196
Dillard's, Inc. Class A common stock *	120,757,551	233,433,939
Mutual Funds:		
Alger MidCap Growth Institutional Fund	0	2,363,478
Alger SmallCap Growth Fund	3,523,642	0
Alliance Bernstein International Value Fund	11,294,132	0
American Funds AMCAP Fund	229	7,206,487
American Funds Washington Mutual Fund	0	5,250,758
American Funds EuroPacific Growth Fund	16,246,194	0
American Funds Growth Fund of America	57,566,054	0
BlackRock Aurora Fund	193	4,522,968
BlackRock Basic Value Fund	0	5,437,093
BlackRock U.S. Government Fund	0	1,850,404
Columbia Mid-Cap Value Fund	8,056,296	0
Goldman Sachs Small Cap Value Fund	6,301,532	0
Lord Abbett Mid-cap Value Fund	0	3,327,867
MFS Massachusetts Investors Growth Stock Fund	0	44,865,265
MFS Total Return Fund	0	21,942,693
Managers Special Equity Fund	0	2,923,824
Oppenheimer International Growth Fund	0	5,462,005
PIMCO Real Return Fund	5,614,136	0
PIMCO Total Return Bond Fund	16,289,445	8,768,984
Templeton Foreign Fund	0	4,788,260
Van Kampen Growth & Income Fund	19,559,532	0
Van Kampen Mid Cap Growth Fund	6,337,983	0
Investments at estimated fair value –		
Common Collective Trust Funds:		
Merrill Lynch Retirement Preservation Trust	84,938,832	74,063,962
Merrill Lynch Equity Index Fund	5,623,252	3,914,159
Total investments	441,571,550	606,086,342
Receivables:		
Accrued interest & dividends	607,941	718,598
Pending settlement	120,754	22,814
Total receivables	728,695	741,412
Cash	301,967	819,436
Net assets in Master Trust, at fair value	442,602,212	607,647,190
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	787,035	1,406,698
Net assets in Master Trust, at contract value	$443,389,247	$609,053,888
Plan's interest in Master Trust net assets, at fair value	$ 36,991,229	$ 56,903,464
Plan's percentage interest in Master Trust net assets at fair value	8%	9%

*Non-participant directed investment

Master Trust Investment Activities

	Years Ended December 31, 2007	2006
Investment income:		
Interest	$69,763	$42,951
Dividends	16,858,587	10,964,135
Net change in market value of Dillard's, Inc. common stock	(167,552,555)	119,984,035
Net investment income from common collective trust funds	248,399	648,430
Net investment income from registered investment companies	913,139	6,064,781
	($149,462,667)	$137,704,332
Administrative expenses	(288,086)	(389,163)
Other	(5,520)	(11,462)
	(293,606)	(400,625)
Net increase (decrease) in Master Trust net assets derived from investment activities	($149,756,273)	$137,303,707
Plan's interest in Master Trust investment activities	($10,615,615)	$11,386,677

6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the liability to the Full-Time Plan per the financial statements to the amount reflected on the Form 5500 as of December 31, 2007:

	2007
Payable to Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time Employees due to merger per the financial statements	$37,630,231
Adjustment from contract value to fair value for funds invested in fully benefit-responsive investment contracts	(82,546)
Other liabilities per the Form 5500	$37,547,685

The following is a reconciliation of net assets available for benefits per the financial statements to the amounts reflected in the Form 5500 as of December 31, 2006:

	2006
Net assets available for benefits per the financial statements	$57,888,799
Adjustment from contract value to fair value for funds invested in fully benefit-responsive investment contracts	(131,667)
Net assets available for benefits per the Form 5500	$57,757,132

The following is a reconciliation of the net decrease in assets per the financial statements to the amounts reflected in the Form 5500 for the year ended December 31, 2007:

	2007
Net decrease in assets per the financial statements	($16,745,978)
Adjustment from contract value to fair value for funds invested in fully benefit-responsive investment contracts	(82,546)
Net income (loss) per Form 5500	($16,828,524)

******

DILLARD'S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN FOR PART-TIME EMPLOYEES

SCHEDULE H, PART IV, LINE 4i –
SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007

Description of investment including maturity date, rate of interest, collateral , par, or maturity value	Current value
*Participant loans with interest rates of 5.0% to 9.25% and maturity dates from January 3, 2008 to April 11, 2016	$556,456

See accompanying report of independent registered public accounting firm.

*Party-in-interest.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-147636 of Dillard's, Inc. on Form S-8 of our reports dated June 19, 2008, appearing in this Annual Report on Form 11-K of the Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time Employees and Dillard's, Inc. Investment & Employee Stock Ownership Plan for Part-Time Employees, in each case for the year ended December 31, 2007.

Deloitte & Touche LLP

Dallas, Texas
June 19, 2008

END